Chrysler Center
666 Third Avenue
New York, NY 10017
Todd E. Mason | 212 692 6731 | tmason@mintz.com	212-935-3000
212-983-3115 fax
www.mintz.com
July 21, 2010
Via EDGAR and FedEx
Heather Clark, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549
Re:	Navios Maritime Partners L.P. Form 20-F for the year ended December 31, 2009 Filed February 23, 2010 File No. 001-33811
Dear Ms. Cvrkel:
     On behalf of Navios Maritime Partners L.P. (the “Company”), we respond as follows to the Staff’s legal comments dated July 12, 2010 relating to the above-captioned Form 20-F. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to such comment immediately thereafter.
Financial Statements, page F-1
Consolidated Statements of Income, page F-4
Notes to the Consolidated Financial Statements, page F-7
Note 19 – Cash Distributions and Earnings per Unit, page F-29
1. We note the company’s calculations of earnings per unit for each of the common units, general partner units, and the subordinated units. As the computations are based on net income per the consolidated statements of income, we are unclear as to how the provisions of ASC 260-10-55-107 have been implemented. This guidance requires that net earnings be reduced by the amount of available cash to be distributed to each of the unit holders in arriving at earnings per unit so that the company presents EPU for distributed earnings and undistributed earnings. Please revise future filings to include such disclosures and provide us with the relevant disclosures for the year ended December 31, 2009. Your response should clearly explain how the amounts of cash to be distributed to each class of unit holders was

Heather Clark, Assistant Director
Securities and Exchange Commission
July 21, 2010

determined as well as providing supporting calculations for each EPU presented. We may have further comment upon receipt of your response.
Response: The partnership agreement for the Company requires that all available cash (as defined in the partnership agreement) is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Quarterly distributions are made as follows:
•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98% to all unitholders (common and subordinated), pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4025
Thereafter, there are incentive distribution rights held by the General Partner, which provide for the General Partner to receive an increasingly greater percentage (ranging from 15% to 50%) of incremental distributions above certain pre-established thresholds, which are $0.4025/unit, $.4375/unit and $.5250/unit.
The Company calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in the Company’s partnership agreement. Supporting calculations for each EPU calculation presented are included as Appendix A, including indicative examples of more detailed calculations for certain periods included as Appendix B.
We will revise future filings to separately disclose EPU for distributed and undistributed earnings. Relevant disclosures for the year ended December 31, 2009 will be presented in future filings as follows (see Note 19 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009):

Heather Clark, Assistant Director
Securities and Exchange Commission
July 21, 2010

Year Ended
December
31, 2009
Net income	34,322

Earnings attributable to:
Common unit holders	25,277
Subordinated unit holders	8,321
General partner unit holders	724
Subordinated Series A unit holders	—

Weighted average units outstanding (basic and diluted):
Common unit holders	17,174,185
Subordinated unit holders	7,621,143
General partner unit holders	516,441
Subordinated Series A unit holders	1,000,000

Earnings per unit — overall (basic and diluted):
Common unit holders	$1.47
Subordinated unit holders	$1.09
General partner unit holders	$1.40
Subordinated Series A unit holders	—

Earnings per unit — distributed (basic and diluted):
Common unit holders	$1.87
Subordinated unit holders	$1.61
General partner unit holders	$1.91
Subordinated Series A unit holders	—

Earnings (loss) per unit — undistributed (basic and diluted):
Common unit holders	$(0.40)
Subordinated unit holders	$(0.52)
General partner unit holders	$(0.51)
Subordinated Series A unit holders	—
Note 1 – Description of the Business, page F-7
2. We note the issuance of 1,000,000 subordinated Series A units to Navios Holdings during 2009 as consideration for the cancellation of the purchase option on the Navios Bonavis. We further note from page F-6 that such units were valued at approximately $6 per unit. Please tell us, and revise future filings to disclose, how the fair value of the subordinated Series

Heather Clark, Assistant Director
Securities and Exchange Commission
July 21, 2010

A units were determined at the issuance date given that the unit price of the company’s outstanding common units were $10.09 on June 9, 2009. If the subordinated Series A units were valued lower than the common units because of their inability to receive distributions for the first three years following their issuance, please explain in further detail how this factor was considered in determining the value of the subordinated units. We may have further comment upon receipt of your response.
Response: The Company calculated the fair value of the 1,000,000 subordinated Series A units issued in exchange for the cancellation of its obligation to purchase the Navios Bonavis (as well as the receipt of a 12-month option to purchase the vessel for $125,000) by adjusting the publicly-quoted price for the Company’s common units on the transaction date to reflect the differences between the common and subordinated Series A units of the Company. Principal among these differences is the fact that the subordinated Series A units are not entitled to dividends prior to their automatic conversion to common units on the third anniversary of their issuance. Accordingly, the present value of the expected dividends during that three-year period (discounted at a rate that reflects the Company’s weighted average cost of capital) was deducted from the publicly-quoted price for the Company’s common units in arriving at the estimated fair value of the subordinated Series A units of $6.08/unit or $6,082 for the 1,000,000 units issued.
In future filings, the Company will revise the notes to its consolidated financial statements to explain how the Company determined the fair value of the subordinated Series A units issued in the transaction.
Note 6 – Vessels and Other Assets, page F-20
3. We note from the disclosures included in Note 6, that Navios Partners purchased a number of vessels from Navios Holdings and its subsidiaries during 2008 and 2009. Please tell us and explain in the notes to the company’s financial statements how the purchase prices for the vessels acquired in each of these transactions was determined and indicate whether the price paid was equal to fair value of the vessels acquired at the dates of the transactions. If not, please explain how Navios Partners accounted for any difference between the fair value and the purchase price for the vessels in its financial statements.
Response: For each of the vessel purchases by and between the Company and Navios Maritime Holdings (or its subsidiaries) disclosed in Note 6, the vessel

Heather Clark, Assistant Director
Securities and Exchange Commission
July 21, 2010

acquisition was effected through the acquisition of all of the capital stock of the ship-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including (as applicable) the vessel, a charter-out contract (i.e. the Company as lessor), a charter-in contract (i.e. the Company as lessee) and a purchase option.
At each transaction date, the purchase price approximated the fair value of the assets acquired, which was determined based on a combination of discounted cash flow analyses (of individual assets and for the vessel-owning subsidiary as a whole, discounted using a weighted-average cost of capital), independent valuation analyses and an adjusted net book value analysis, where the present value of the favorable cash flow implied by the charter rate differential over the locked-in period is added to the current charter-free value of each Vessel (excluding the exercise price of the purchase option, where applicable). In each case, the transaction was subject to the approval of the boards of directors of Navios Maritime Holdings and the Company prior to consummation.
Based on these methodologies, the consideration paid was allocated between the intangible assets (favorable contract and purchase option) and the vessel value. No difference between the consideration paid and the fair market value of the asset acquired arose, since all transactions were contemplated at approximately fair value at the date of each individual transaction.
4. Also, we note that in connection with the acquisition of the vessel Fantastiks during 2008, the company transferred the remaining carrying amounts of the favorable lease and favorable purchase option amounting to $53,022 to vessel cost which will be depreciated over the remaining useful life of the vessel. While we understand why the favorable purchase option would be reflected as part of the vessel cost, we are unclear as to why the favorable lease has been accounted for as part of the cost of the vessel. Please tell us and explain in the notes to the company’s financial statements in future filings the basis or rationale for reflecting the favorable lease as part of the vessel’s cost. Also, if the company continues to have a favorable lease following the vessel acquisition, please explain why the company believes it is appropriate to extend the amortization period for the favorable lease by reclassifying the favorable lease asset to vessel cost. Your response should clearly explain the relevant technical accounting literature that supports the treatment used. We may have further comment upon receipt of your response.
Response: For the Staff’s information, Navios Maritime Holdings responded to a similar comment in its letter to the Staff dated June 6, 2006 (Comment #6) in

Heather Clark, Assistant Director
Securities and Exchange Commission
July 21, 2010

connection with Amendment No. 4 to its Registration Statement on Form F-1 (File No. 333-129382). Accordingly, an excerpt from that letter has been included as Appendix C to this letter in response to the current comment. Navios Maritime Holdings also responded to a similar comment in its letter to the Staff dated August 22, 2008 (Comment #6, which also references Comments #2 and #4 of that same letter) in connection with the Staff’s review of its Form 20-F for year ended December 31, 2007. An excerpt of that letter is not included herein.
Finally, following the vessel acquisition, the Company no longer has a favorable lease. Because the favorable lease related to a charter-in contract (i.e. the Company was the lessee in relation to the Navios Fantastiks prior to exercise of its purchase option), the lease was nullified upon exercise of the purchase option.
In future filings, the Company will revise the notes to its consolidated financial statements to (i) clarify that amounts capitalized to vessel cost include both the intangibles related to purchase options as well as the unamortized portion of favorable leases and (ii) explain the rationale for reflecting the favorable lease as part of the vessel’s cost.
Note 7 — Intangible Assets Other than Goodwill, page F-21
5. We note the disclosure in Note 7 indicating that Navios partners purchased the rights to the Navios Sagittarius from Navios Holdings on June 10, 2009 for $34,600. We also note that in connection with this transaction, Navios Partners recognized intangible assets consisting of a favorable purchase option, favorable lease terms, and a backlog asset. Please explain how the purchase price paid for these intangible assets was determined and explain how it compared to the fair values of the rights acquired. We may have further comment upon receipt of your response.
Response: On June 9, 2009, the Company acquired all of the capital stock of Sagittarius Shipping Corporation (“SSC”) for aggregate cash consideration of $34.6 million. Prior to June 9, 2009, SSC was a wholly-owned subsidiary of Navios Maritime Holdings and owned all rights related to the Navios Sagittarius, which included the following:
•	A charter-in contract (i.e. the Company as lessee), which resulted in the recognition of a favorable lease;

•	A charter-out contract (i.e. the Company as lessor), which resulted in the recognition of a backlog asset; and

•	An option to purchase the Sagittarius for $25.0 million, which resulted in the recognition of a favorable purchase option.

Heather Clark, Assistant Director
Securities and Exchange Commission
July 21, 2010

The purchase price of $34.6 million represents the fair value of SSC and approximated the fair value of the assets acquired. The fair value of SSC was determined based on a combination of discounted cash flow analyses (of individual assets and SSC as a whole, using a weighted-average cost of capital), independent valuation analyses and an adjusted net book value analysis, where the present value of the favorable cash flow implied by the charter rate differential over the locked-in period is added to the current charter-free value of the Vessel (excluding the exercise price of the purchase option).
The transaction was subject to approval of the boards of directors of Navios Maritime Holdings and the Company prior to consummation.
Requested Statement
At the request of the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call the undersigned at (212) 692-6731 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Todd E. Mason
Todd E. Mason

cc:	Securities and Exchange Commission (Linda Cvrkel, Office of Corporation Finance) Navios Maritime Partners L.P. (Ms. Angeliki Frangou)

Heather Clark, Assistant Director
Securities and Exchange Commission
July 21, 2010

APPENDIX A
Calculation of Earnings per Unit by Class of Units (Year Ended December 31, 2009)

					Year Ended
	March	June 30,	September	December	December
	31, 2009	2009	30, 2009	31, 2009	31, 2009
Net income, as reported ($’000)	8,959	3,592	10,789	10,982	34,322

Allocation of net income ($’000) [1]:
General partner, including IDRs	209	72	223	220	724
Common units	5,612	3,520	7,643	8,502	25,277
Subordinated units	3,138	—	2,923	2,260	8,321
Subordinated Series A units	—	—	—	—	—
	8,959	3,592	10,789	10,982	34,322

Weighted average units outstanding:
General partner					516,441
Common units					17,174,185
Subordinated units					7,621,143
Subordinated Series A units					1,000,000

Earnings per unit:
General partner					$1.40
Common units					$1.47
Subordinated units					$1.09
Subordinated Series A units					—

[1]	Based on the distribution waterfall for available cash specified in the Company’s partnership agreement. See detailed example included for the three months ended March 31, 2009 as Appendix B.

Heather Clark, Assistant Director
Securities and Exchange Commission
July 21, 2010

APPENDIX B
Sample Calculation of Income Allocation to Classes of Units (Three Months Ended March 31, 2009)

	General
	Partner,
	including	Common	Subordinated	Subordinated
	IDRs	Units	Units	Series A Units	Total
Units	433,740	13,631,415	7,621,843	—	21,686,998
Units, as a % of total units	2.00%	62.85%	35.15%	0.00%	100.00%

Up to $0.35/common unit
Allocation of net income	$97	$4,771	—	—	$4,868
Percentage of distribution	2.00%	98.00%	—	—

Up to $0.35/subordinated unit
Allocation of net income	$54	—	$2,668	—	$2,722
Percentage of distribution	2.00%	—	98.00%	—

Up to $.4025/unit
Allocation of net income	$23	$716	$400	—	$1,139
Percentage of distribution	2.00%	62.85%	35.15%	—

Up to $.4375/unit
Allocation of net income	$35	$125	$70	—	$230
Percentage of distribution	15.00%	54.51%	30.49%	—

Total allocated net income, based on distribution waterfall for available cash	$209	$5,612	$3,138	—	$8,959

Heather Clark, Assistant Director
Securities and Exchange Commission
July 21, 2010

APPENDIX C
Excerpt from letter to the Staff dated June 6, 2006 (Comment #6) in connection with Amendment No. 4 to its Registration Statement on Form F-1 (File No. 333-129382).
Comment
We have reviewed your response to our prior comment number 19 in which you provided us with a summary of the cash and non-cash components of the purchase price for your vessel acquisitions. Please tell us in further detail the specific nature of the non-cash components of the purchase price for the vessels the Meridian and Mercator which totaled $6.8 million and $6.6 million respectively. In this regard, we are unclear as to why favorable lease terms would represent part of the acquisition costs of the vessels. Please advise or revise as appropriate. We may have further comment upon receipt of your response.
Company Response
As part of the business combination, we acquired intangible assets related to operating leases of vessels. Many of these leases contain purchase options which are exercisable before the end of the lease term. The Company accounts for the intangible asset associated with a favorable operating lease containing an in-the-money purchase option as one intangible asset; a portion of which is amortized and a portion of which is not amortized. The amortizable portion relates to the favorable portion of the operating lease and the non-amortizable portion relates to the purchase option that in-the-money at the date of the business combination. These amounts are disclosed on page F-23. The amortizable portion is amortized over the original lease term consistent with paragraph 12 of FIN 21, “Accounting for Leases in a Business Combination, an Interpretation of FASB Statement No. 13,” which states that the classification of a lease in accordance with FASB Statement No. 13 shall not be changed as a result of a business combination. If the purchase option is exercised early, the favorable lease intangible asset will not be fully amortized as of the date the option is exercised. This unamortized amount is included as an adjustment to the carrying value of the vessel along with the carrying value of the option and the option exercise price. This accounting is similar to the accounting set forth in FIN 26, “Accounting for the Purchase of a Leased Asset by Lessee During the Term of the Lease,” which specifies that in a purchase of an asset under capital lease, any difference between the purchase price and the lease obligation shall be recorded as an adjustment to the carrying amount of the asset. By way of analogy, the amounts related to the leased property recorded on the balance sheet at the time of purchase of the property under an operating lease would result in an adjustment to the carrying amount of the asset. The resultant carrying amount of the asset would be subject to normal impairment testing under the asset held and used model unless the asset was considered held for sale. Thus, the “non-cash” adjustment to the carrying amount of the Meridian

Heather Clark, Assistant Director
Securities and Exchange Commission
July 21, 2010

and Mercator of $6.8 million and $6.6 million, respectively, represent the unamortized portion of the intangible asset resulting from the exercise of the purchase option prior to the end of the lease term.